FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 19, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   September 20, 2006

By: Signed "George Dorin"

George Dorin

Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Names Cathy Zhai Interim CFO

(Vancouver, Canada) September 19 , 2006, 09:15 EST – Norsat International Inc .. (TSX – NII.TO; OTC BB – NSATF.OB)  announced that it has named Cathy Zhai as Interim Chief Financial Officer. Ms. Zhai, a Certified General Accountant, previously served as the Corporate Controller at Norsat International Inc. and succeeds George Dorin.

“Cathy has a very strong operations experience and is an extraordinarily dedicated individual. We look forward to working with Cathy as we evolve the Company’s business model. She has a strong understanding of how to drive the necessary efficiencies and her leadership in this area will be crtitical,” said Dr. Amiee Chan, President and CEO of Norsat International Inc.

Ms. Zhai previously worked at Hunter Dickinson, a mining company, and served as the Chief Financial Officer of Moncoa Corporation, a publicly listed technology company. She holds a Bachelor of Science in Mathematics.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products. Norsat's latest innovations include the Norsat OmniLink TM and GLOBETrekker lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

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NEWS RELEASE

                           For Immediate Release

US Navy Partners with Norsat on Medical Outreach Program

(Vancouver, Canada) September 20, 2006, 09:15 EST – Norsat International Inc .. (TSX – NII.TO; OTC BB – NSATF.OB)  announced that it is providing satellite communications capabilities to the U.S. Navy hospital ship, USNS Mercy, in support of its five month humanitarian effort in Asia. The USNS Mercy medical crew is joined by the US Naval Postgraduate School and leading non-governmental organization mission partners, including Project Hope, Aloha Medical Mission, Project Smile and Save the Children.

Norsat has supplied a SecureLink™ portable satellite terminal to the USNS Mercy. The USNS Mercy medical team and mission partners are helping to treat thousands of patients in remote and impoverished coastal settlements throughout Asia and the Pacific Rim. Medical care is delivered aboard the ship, ashore at local hospitals and at medical civil action projects. The Norsat SecureLink provides the expert team of doctors and nurses with broadband Internet and communications access when they visit remote island villages and towns. It is also being used in conjunction with a WiMAX network to extend wireless coverage to medical teams who have to travel further inland.

The USNS Mercy set sail from San Diego, California in April 2006. It has anchored at a number of ports throughout Asia including Zamboanga, Jolo Island and Tawi Tawi Island in the Philippines, Bangladesh, Indonesia and East Timor.

“ We are proud to be supporting the Navy’s outreach program. Our portable satellite terminals are vital to collecting and analyzing research data efficiently and enabling medical relief efforts wherever communications infrastructure is either limited or impaired ,” said CEO Dr. Amiee Chan .. “ Norsat systems offer a cost effective avenue to deliver expert medical care to the most remote locations.”

WiMAX is a wireless system technology that enables cost-efficient “last mile” wireless broadband access. A WiMAX base station can provide provide high speed wireless access within a 30 miles (50 km) radius.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products. Norsat's latest innovations include the Norsat OmniLink TM and GLOBETrekker lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

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